LiveDeal, Inc.
4840 East Jasmine Street
Suite 105
Mesa, Arizona 85205-3321

March 28, 2008

Mr. Stephen Krikorian
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	LiveDeal, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2007
Filed December 20, 2007
File No. 000-24217

Dear Mr. Krikorian:

On behalf of LiveDeal, Inc. (“LiveDeal” or the “Company”) we are submitting this letter in response to comments received from the staff of the Securities and Exchange Commission (the “Commission” and the “Staff”) by letter dated March 5, 2008 (the “Comment Letter”) with respect to the filings referenced above.  We have reviewed the questions in your Comment Letter and have provided the attached responses.  We believe it bears emphasizing at the outset that none of the reclassifications had any effect on (i) net income, either in total or on a per share basis, for any of the periods presented or (ii) working capital.  For your convenience, we have repeated the text of your questions and followed each with our response.

Form 10-K for the Fiscal Year Ended September 30, 2007

Notes to Consolidated Financial Statements

Note 19. Restatements, page 61

1.
We note that you made changes to certain classifications within your financial statements during 2007.  Tell us what consideration you gave to reporting the restatements in Item 4.02 of Form 8-K.  In addition, explain to us what consideration you gave to the impact of these restatements on the effectiveness of your disclosure controls and procedures.

Mr. Stephen Krikorian
United States Securities and Exchange Commission
March 28, 2008

As part of its ongoing efforts to provide investors with clear and transparent disclosures, the Company continually evaluates its financial statements and public filing disclosures.  As part of this process, in connection with the preparation of its 2007 financial statements, the Company elected to reclassify certain revenues, expenses and assets and liabilities.  These changes are described in detailed in Note 19 to the financial statements.  In short, the Company believes the revised classifications result in a better and more transparent presentation of the underlying transactions and results of operations than the previous disclosures. However, we do not believe that the prior classifications were necessarily in error.

We evaluated whether the reclassifications are material under the guidelines of Staff Accounting Bulletin No. 99 (“SAB 99”) and Staff Accounting Bulletin 108 (“SAB 108”).  It is our understanding that there remains disagreement in the legal and accounting communities about how to analyze the issue of relying on past financial statements that are to be restated. When considering qualitative and quantitative factors within the total mix of information and the surrounding circumstances, the Company does not believe the reclassifications were material to any of the periods presented, and as a result these changes did not require the filing of an Item 4.02 Form 8-K.  We believe this conclusion is consistent with Question 2 of SAB 108 which provides that correcting prior year financial statements for immaterial errors would not require previously filed reports to be amended and such corrections may be made the next time the registrant files the prior year financial statements. Below is our evaluation of the relevant quantitative and qualitative factors.

Qualitative Factors

Following the guidance of SAB 99, we considered the following qualitative factors in determining that the reclassifications were not material:

•
As discussed above, we do not believe the reclassifications resulted necessarily from an error, but rather they represent our ongoing efforts to improve the clarity and transparency of our financial statement presentation.

•	The reclassifications did not affect any compensation amounts paid to management or others.

•	The reclassifications did not change our compliance with respect to any loan covenants, other contractual requirements or any regulatory requirements.

•	The reclassifications did not result from, involve or conceal any unlawful or unethical transaction or behavior.

Mr. Stephen Krikorian
United States Securities and Exchange Commission
March 28, 2008

Quantitative Factors

As mentioned above, none of the reclassifications had any effect on net income or earnings per share for any of the periods presented.  Following is the Company’s analysis of the impact of the reclassifications on relevant financial statement line items.

Balance Sheet

September 30, 2006
	As Originally Reported	As Adjusted	Effect of Change ($)
Cash and cash equivalents	$7,210,560	$6,394,775	$(815,785)
Certificates of deposit and other investments	$2,266,268	$3,082,053	$815,785
Accounts receivable, net (current)	$6,741,781	$8,015,600	$1,273,819
Prepaid expenses and other current assets	$259,069	$235,250	$(23,819)
Accrued expenses	$3,315,439	$4,565,439	$1,250,000
Working Capital	$11,315,872	$11,315,872	--

The Company acknowledges that the percentage effect of the balance sheet reclassifications on an individual line item basis may appear at first blush to be larger than what many consider to be immaterial.  Analyzed in a larger balance sheet context, however, the Company does not believe the changes are material.  The reclassification of certain items from cash to certificates of deposit and other investments only represents a change from one current asset to another current asset, both of which are considered liquid investments.  The reclassification of accrued refunds and fees relating to the Attorneys’ General settlement results in an increase to accounts receivable and accrued expenses in identical amounts.  And, the reclassification of certain miscellaneous receivables from prepaid and expenses to accounts receivable is immaterial in dollar terms as the adjustment represents less than 0.1% of total assets.  Most importantly, the net effect on our overall liquidity and working capital is $0.

Mr. Stephen Krikorian
United States Securities and Exchange Commission
March 28, 2008

Income Statement

Year Ended September 30, 2006
	As Originally Reported	As Adjusted	Effect of Change ($)
Net revenues	$36,881,164	$31,957,947	$(4,923,217)
Cost of services	$8,069,239	$4,030,280	$(4,038,959)
Gross profit	$28,811,925	$27,927,667	$(884,258)
Gross profit (as a percentage of revenues)	78%	87%	n/a
Operating expenses	$26,687,475	$29,490,024	$2,802,549
Other income (expense)	$(3,487,149)	$199,658	$3,686,807
Net income (loss)	$(1,050,920)	$(1,050,920)	--

Year Ended September 30, 2005
	As Originally Reported	As Adjusted	Effect of Change ($)
Net revenues	$25,204,858	$24,361,995	$(842,863)
Cost of services	$3,980,619	$3,137,756	$(842,863)
Gross profit	$21,224,239	$21,224,239	--
Gross profit (as a percentage of revenues)	84%	87%	n/a
Operating expenses	$19,910,850	$20,238,983	$328,133
Other income (expense)	$(316,054)	$12,079	$328,133
Net income (loss)	$725,146	$725,146	--

In analyzing the effects of the reclassifications and determining that they were not material, the Company focused on the reclassifications involving certain components of dilution and the separate presentation of litigation and related expenses.  The Company acknowledges that the dollar impact of the reclassification of certain dilution components appears facially significant ($4,038,959 and $842,863 in 2006 and 2005, respectively).  These reclassifications, however, had no effect on gross profit in dollar terms. The effect of the reclassifications on gross profit in 2006 ($884,258) relates solely to the reclassification of monitoring fees related to our LEC billing channel from general and administrative expenses to cost of services.

Mr. Stephen Krikorian
United States Securities and Exchange Commission
March 28, 2008

The reclassification of litigation expenses as a separate line item did have a significant impact in dollar terms as it relates to the “Other income (expense)” line item.  The Company does not believe, however, that this effect should be viewed in the abstract.  This reclassification had no effect on gross profit or pre-tax net income in either 2006 or 2005.  In this regard, the Company believes that our investors’ primary focus is consistent with management's focus on net revenues, cost of services, and gross profit.  Of course, our investors, like all investors, consider other expenses.  But, we believe our investors’ focus, like the Company’s, is on “total” other expenses, whether classified as operating expenses or “other” expenses to arrive at net income (loss) before income taxes.  In this regard, the character of the litigation expenses reclassified (i.e., the Attorneys’ General Settlement) was clearly disclosed and explained in the Company’s 2006 Form 10-K in Note 9. Accordingly, we do not believe our change in classification of these expenses as a separate line item in the operating expenses section of the statements of operations in our 2007 Form 10-K was material.

Question 2 of SAB 108 states: "Correcting prior year financial statements for immaterial errors would not require previously filed reports to be amended. Such correction may be made the next time the registrant files the prior year financial statements." Implicit in the conclusion that prior reports need not be amended is the idea that investors may continue to rely on the financial statements included in those reports (because they do not contain a material error). Since the prior period financial statements may continue to be relied upon, we did not believe that an Item 4.02 Form 8-K was required.

The Company consulted with its current (auditors for 2007) and former (auditors for 2006 and 2005) independent accounting firms about these changes. Given the amounts described above, neither management nor the accounting firms determined, or informed the Company, respectively, that the previously issued financial statements could not be relied upon. This factor along with all the factors described above resulted in a conclusion by the Company that no misstatement or omission occurred in the 2006 and 2005 financial statements, and accordingly, the reclassifications were not material.

The Staff also requested us to explain what consideration the Company gave to the impact of these reclassifications on the effectiveness of the Company’s disclosure controls and procedures.  The Company responds that it believes the reclassifications are evidence of the Company's disclosure controls and procedures, rather than an indication of a weakness in those controls.  As explained above, the Company believes that the reclassifications resulted from an effort to improve the Company’s financial reporting and not necessarily from an error in prior reporting.  Accordingly, we believe the reclassifications reflect the result of standard disclosure controls and procedures that evidence the Company’s continual review, refinement and improvement of its public financial reporting and any previous weakness had been remediated as of year end.  However, it should be noted that in Item 9A of our 2007 Form 10-K our principal executive officer and our principal financial officer concluded that the Company’s disclosure controls and procedures were not effective as of December 31, 2007.  Accordingly, a contrary conclusion that the reclassifications evidenced inadequate disclosure controls and procedures at year end would not have changed the overall conclusion disclosed in the Company's Form 10-K for the year ended December 31, 2007.

2.
Please reconcile your revised classification policies to the disclosures throughout your filing.  For example, we note that your revised policy to classify dilution and charge backs as a reduction in net revenue, while the disclosures on pages 28 and 45 indicate that these charges are reflected in cost of services.  We also note that litigation and related expenses are now separately stated as a component of operating expenses, while the disclosure on page 60 indicates that these costs are included in other income.

The Company acknowledges the Staff’s comments and provides the following clarifying explanation.  The term “dilution” has generally been used by the Company to define a common set of charges or lost revenue.  As a general matter, we consider dilution to include chargebacks, non-billable amounts, LEC fees, aggregator fees, and bad debt expense.  The reclassification described in Note 19 to reclassify dilution and charge backs from cost of services to a reduction in revenues relates only to the billing adjustment components (i.e., chargebacks and non-billable amounts).  Because our common usage of the term dilution generally includes more components than just those pertaining to the reclassification, and some of the components (e.g., bad debt expense) are in fact included as a component of cost of services, we overlooked the disclosure on pages 28 and 45, which in certain respects described our policy prior to the reclassification.  The Company plans to update this and similar disclosures going forward beginning with its next Form 10-Q (for the quarter ending March 31, 2008) to more precisely describe which components of dilution are included as a reduction to revenues and which components are included as cost of services.

Mr. Stephen Krikorian
United States Securities and Exchange Commission
March 28, 2008

With respect to the disclosure concerning litigation and related expense in Note 16, the Company inadvertently did not expand the heading and the introduction to the note to reflect the reclassification described in Note 19.  The Company intends to clarify this disclosure in the its next Form 10-Q (for the quarter ending March 31, 2008) and its 2008 Form 10-K but does not believe the inconsistency is material enough to warrant filing an amendment to the 2007 Form 10-K.  The Company’s conclusion is based on the fact that the face of the statements of operations is correct and consistent with the Company’s current classification policy.  Moreover, there is a detailed description of the reclassification in Note 19 and this description is consistent with the information presented on the face of the statements of operations.

Exhibit 31

3.
We note that you included the certifying individuals’ employment titles in the first sentence of the certifications.  We note similar language in the certifications includes as exhibits to your Form 10-Q for the quarterly period ended December 31, 2007.  The language of the certifications required by Item 601(b)(31) of Regulation  S-X must be provided exactly as stated therein.  See Release No. 34-46427 (Aug. 28, 2002) and the Division of Corporation Finance Staff Alert (Mar. 5, 2005) available on our website at www.sec.gov.  Please confirm that Daniel L. Coury, Sr. and Gary L. Perschbacher signed these certifications in their individual capacity and that you will remove the certifying individuals’ employment titles in future filings.  .

The Company confirms that Messrs. Coury and Perschbacher signed the certificates in their individual capacity and that the Company will in future filings remove the employment titles from the beginning of the certifications.

As requested by the Staff, we acknowledge that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing referenced above;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing referenced above; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Stephen Krikorian
United States Securities and Exchange Commission
March 28, 2008

If you have any questions regarding our responses, you may contact me at (480) 654-9646.

Sincerely,

/s/ Gary L. Perschbacher
Chief Financial Officer